





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J Alden Associates Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Road Suite 837
(No. and Street)

Jenkintown	PA	19046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter A Engelbach (215) 572-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC
(Name – *if individual, state last, first, middle name*)

One Bala Ave, Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter A Engelbach _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J Alden Associates Inc _____, as of December 31, _____, 20 20 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

President
Title

_____
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CAROL BLENDER, Notary Public
Abington Twp., Montgomery County
My Commission Expires May 22, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
J. Alden Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J Alden Associates, Inc.(the "Company"), as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.



March 22, 2021

Bala Cynwyd, PA 19004

J. ALDEN ASSOCIATES, INC.

DECEMBER 31, 2020

TABLE OF CONTENTS

J. ALDEN ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash	$	302,562
Restricted Cash		25,169
Receivables From Brokers and Dealers		11,988
Receivables From Non-Customers		202,580
Right of Use Lease Asset, Net		10,227
Prepaid Expenses		76,108
Total Current Assets	$	628,634

FURNITURE AND EQUIPMENT	
Furniture and Equipment, at Cost	
Net of Accumulated Depreciation of $88,803	11,055

OTHER ASSETS		
Security Deposits		2,315
TOTAL ASSETS	$	642,004

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Other Borrowed Funds	$	33,615
Accounts Payable and Accrued Expenses		391,720
Lease Liabilities		10,709
Deferred Revenue		12,500
Total Current Liabilities		448,544

STOCKHOLDERS' EQUITY	
Common Stock. Class A, 500 shares authorized, 10 issued and outstanding, no par value, no stated value	120,391
Common Stock. Class B, 500 shares authorized, 90 shares issued and outstanding, no par value, no stated value	20,000
Retained Earnings	53,069
Total Stockholder's Equity	193,460

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	642,004

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues		
Commissions	$	510,884
Interest		621
Mutual Fund Fees		209,868
Other Income		4,643,315
Total Revenues		5,364,688
Expenses		
Commission Expense		4,449,120
Employee Compensation and Benefits		483,111
Clearance Fees		46,895
Professional Fees		56,500
Occupancy Expense		25,159
Communication Expense		40,568
Other Operating Expenses		247,171
Total Expenses		5,348,524
Income Before Other Income		16,164
Other Income		
Loan Forgiveness From Paycheck Protection Program		55,810
Net Income	$	71,974

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Common Stock - Class A, no par value, 500 Shares Authorized, 10 Shares Issued		
Shares Outstanding, January 1, 2020		10
Shares Outstanding December 31, 2020		10
Balance, at Cost, January 1, 2020	$	120,391
Balance, at Cost, December 31, 2020	$	120,391
Common Stock - Class B, no par value, 500 Shares Authorized, 90 shares Issued		
Shares Outstanding, January 1, 2020	$	90
Shares Outstanding, December 31, 2020		90
Balance, at Cost, January 1, 2020	$	20,000
Balance, at Cost, December 31, 2020	$	20,000
Retained Earnings (Deficit)		
Balance, January 1, 2020	$	(18,905)
Net Income		71,974
Balance, December 31, 2020	$	53,069
Total Stockholders' Equity	$	193,460

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2020

Subordinated Borrowings at January 1, 2020	$ 0
Changes In Subordinated Borrowings	0
Subordinated Borrowings at December 31, 2020	$ 0

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities:		
Net Income	$	71,974
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation Expense		4,916
PPP Loan Proceeds		(55,810)
Decrease (Increase) In Assets:		
Receivables from Brokers and Dealers		(4,373)
Receivables from Non-Customers		118,619
Right of Use Lease Asset		24,545
Prepaid Expenses		(34,410)
Increase (Decrease) In Liabilities:		
Accounts Payable and Accrued Expenses		(513,454)
Lease Liability		(25,702)
Deferred Revenue		(41,669)
Total Adjustments		(527,338)
Net Cash Used By Operating Activities		(455,364)
Cash Flows From Investing Activities:		
Purchase of Furniture and Equipment	$ (4,557)	
Increase in Restricted Cash	(4)	
Net Cash Used By Investing Activities		(4,561)
Cash Flows From Financing Activities:		
PPP Loan Proceeds		55,810
Proceeds From Other Borrowed Funds		42,871
Payments on Other Borrowing Funds		(25,261)
Net Cash Provided By Financing Activities		73,420
Net Increase In Cash		(386,505)
Cash - January 1, 2020		689,067
Cash - December 31, 2020		302,562
Supplemental Cash Flows Disclosures:		
Interest Paid	$	1,196

The notes to financial statements are an integral part of these financial statements.

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J. Alden Associates, Inc. ("Company") was incorporated on November 3, 1995. The Company received its license effective June 1, 1996 as a broker and dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and sells investment and insurance products.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RESTRICTED CASH

Restricted cash consists of a reserve requirement of $25,000 per agreement with the clearing broker/dealer, and earnings thereupon.

RECEIVABLES FROM BROKERS AND DEALERS AND NON-CUSTOMERS

The Company considers receivables from brokers and dealers and non-customers to be fully collectible at December 31, 2020; accordingly, no allowance for doubtful accounts has been recorded. Bad debt expense was $ - 0 - for the year ended December 31, 2020.

Management monitors outstanding balances and account balances are charged off after all means for collection have been exhausted and the potential for collection is remote. The Company does not have off-balance sheet credit exposure related to the receivables.

Accounting Pronouncements - ASC 606 Revenue Recognition

Although total revenues may not be materially impacted by the current guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

The notes to financial statements are an integral part of these financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Note 1, Continued

ASC 842 Leases

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Also, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's net capital position.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is provided on a straight-line basis, over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are as follows:

Furniture	7 Years
Computer Equipment	3 Years
Office Equipment	5 Years

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Note 1, Continued

INCOME TAXES

The Company has elected to be treated as a small business corporation pursuant to Section 1372(a) of the "Internal Revenue Code" and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's taxable income.

The federal, state and local tax returns of the Company for 2016 through 2019 are subject to examination by the taxing authorities, generally for three years after they were filed.

COMMISSIONS

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Note 2

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2020 consists of the following:

Furniture	$ 67,668
Computer Equipment	25,049
Office Equipment	7,141
Total	99,858
Less: Accumulated Depreciation	88,803
Net Furniture and Equipment	$ 11,055

Depreciation expense for the year ended December 31, 2020 was $4,916.

The notes to financial statements are an integral part of these financial statements.

Note 3

OTHER BORROWED FUND

Loan payable to AFCO. Payable in monthly installments of $4,961.07
including interest at a rate of 9.85% maturing July 16, 2021.
This loan is unsecured. $ 33,615

Interest expense for the year ended December 31, 2020 was $1,196.

Note 4

OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for facilities. Rent expense
incurred for the year ended December 31, 2020 was $25,091, which is included
in occupancy expense. As of December 31, 2020, the remaining future lease
payments are as follows:

May 31, 2021	$ 10,709
Total Payments Due Under Finance Lease Liabilities	$ 10,709

The weighted average remaining lease term for the operating lease is five (5) Months.

The notes to financial statements are an integral part of these financial statements.

Note 5

PENSION PLAN

The Company has established a cash or deferred arrangement simplified employee pension plan (SEP). The plan covers those employees who have attained the age of twenty-one (21) years and have provided service to the Company in one of the preceding five (5) years. Contributions are at the discretion of Management. For the year ended December 31, 2020, there was no discretionary contribution.

Note 6

NET CAPITAL REQUIREMENT

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $5,000 or 1/15 (6 2/3%) of the aggregate indebtedness, whichever is greater. At December 31, 2020, the Company had net capital of $79,985 which was $50,764 in excess of the $29,221 required to be maintained at that date. The Company's net capital ratio was 9.78 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

Note 7

SUBSEQUENT EVENTS

Management has evaluated events through March 22, 2021, the date on which the financial statements were issued.

The notes to financial statements are an integral part of these financial statements.

Note 8

COMMITMENTS AND CONTINGENCIES

The company can be subject to regulatory inquires that result in the assessment of fines or other sanctions. Management has determined that as of the date of the financial statement, no assessment of fines or other sanctions are imposed.

In March 2020, the World Health Organization recognized the novel strand of coronavirus, COVID-19, as a pandemic. This coronavirus outbreak has severely restricted the level of economic activity around the world. In response to this coronavirus outbreak, the government of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. Temporary closures of businesses have been ordered and numerous other businesses have temporarily closed voluntarily. Some of these actions have continued and may continue. Given the uncertainty regarding the spread of the coronavirus, the unrelated financial impact to the Company cannot be reasonably estimated at this time.

Note 9

CONCENTRATIONS

The Company maintains cash accounts at several financial institutions. Cash balances at each financial institution in excess of $250,000 exceed the insurable limit as allowed by FDIC. At times, cash balances may exceed insurable amounts.

The Company maintains cash and investments at a brokerage firm in which cash and securities are protected from loss by the Securities Investor Protection Corporation (SIPC). The limit of SIPC protection is $500,000, which includes a $250,000 limit for cash. At times, balances may exceed insurable amounts.

The notes to financial statements are an integral part of these financial statements.

Note 10

DEFERRED REVENUE

Deferred revenue represents affiliation fees billed in 2020 for the period beginning January 1, 2021.

At December 31, 2020, deferred revenue consisted of the following:

Affiliation Fees $ 12,500

Note 11

COMMON STOCK - CLASS B - SUBSEQUENT EVENT

The original shareholder has entered into an agreement effective March 2, 2018 to sell thirty-three and one third percent (33 1/3%) of his outstanding Class B shares (90 shares) on March 2, 2018, January 1, 2020 and January 1, 2021, respectively.

The original shareholder will retain his Class A ten (10) issued shares. In consideration of entering into this agreement, the purchasing shareholder has agreed to contribute $20,000 into capital

Note 12

PAYCHECK PROTECTION PROGRAM

On May 1, 2020, the Company received the funding of a loan from a lending institution in the aggregate amount of $55,810 pursuant to the Paycheck Protection Program (the "PPP") under the Federal Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which was enacted March 27, 2020. The PPP is administered by the U.S. Small Business Administration ("SBA"). The PPP loan matures May 19, 2022, and bears interest at a rate of 1.0% per year, payable monthly commencing during January 1, 2021. The loan may be prepaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 12, Continued

PAYCHECK PROTECTION PROGRAM

During the year ended December 31, 2020, the Company recognized government grant income of $55,810 associated with proceeds received under the Paycheck Protection Program deemed probable to be forgiven based on the actual expenditures from the date proceeds were received by the Company through November 8, 2020, the date the 24 week covered period ended. The company plans to submit the PPP loan forgiveness application in the near term. Although the Company believes it is probable that the PPP loan will be forgiven, the Company cannot provide assurance that it will obtain forgiveness in whole or in part.

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

NET CAPITAL

Total Stockholder's Equity Qualified for Net Capital	$	193,460
Add:		
A. Subordinated Borrowings Allowable in Computation of Net Capital		0
Total Capital and Allowable Subordinated Liabilities		193,460
Deductions and/or Charges		
A. Non-Allowable Assets		
Receivables From Non-Customers	$	23,997
Furniture and Equipment - Net		11,055
Other Assets		78,423
Total Deductions/and or Charges		113,475
Net Capital		79,985

AGGREGATE INDEBTEDNESS
  Items Included in Statement of Financial Condition:

Accounts Payable, Accrued and Other Liabilities	$	438,317

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$	29,221
Ratio: Aggregate Indebtedness to Net Capital	$	5.48

RECONCILATION WITH COMPANY'S COMPUTATION

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$	79,985
Net Audit Adjustments		0
Net Capital Per Above	$	79,985

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE
15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

The Company is exempt under Rule 15c3-3(k) 2) (ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action under specified under Rule 15c3-3): $ 0

   A. Number of Items $ 0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from 'temporary lags, which result from normal business operations as permitted under Rule 15c3-3: $ 0

   A. Number of Items $ 0

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

DECEMBER 31, 2020

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
J. Alden Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by J. Alden Associates, Inc. and the SIPC, solely to assist you and SIPC in evaluating J. Alden Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. J. Alden Associates, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in conformance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2020, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2020, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.



We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on J. Alden Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of J. Alden Associates, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 22, 2021

SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2020

Total Revenue	$	5,420,498
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		(4,909,614)
Commissions, Floor Brokerage and Clearance Fees paid to other SIPC members in connection with securities transactions		(46,895)
SIPC Net Operating Revenues	$	463,989
General Assessment @.0015		696
Payments made with 2020 Form SIPC-6 (Paid July 31, 2020)		(355)
Balance paid with SIPC-7 (Paid January 23, 2021)	$	341

The notes to financial statements are an integral part of these statements.

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
J. Alden Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which J. Alden Associates, Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which J. Alden Associates, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and J. Alden Associates, Inc. stated that J. Alden Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. J. Alden Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J. Alden Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 22, 2021

J. Alden Associates, Inc.

Peter A. Engelbach
President

The Pavilion
P.O. Box 744
Jenkintown, PA 19046
(215) 572-8700
www.j-alden.com

EXEMPTION REPORT

Firm Assertions

We confirm to the best of our knowledge and belief that:

1. J Alden Associates, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2020 to December 31, 2020.
2. J Alden Associates, Inc. met the identified exemption provisions in SEC rule 15c3 (k)(2)(ii) throughout the calendar year January 1, 2020 to December 31, 2020 without exemption.

Sign: [signature] Date 3/22/21

Officer: PRESIDENT